FORM 27

THE SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1.	Reporting Issuer

NCE PETROFUND, The Exchange Tower, 2 First Canadian Place, 130 King Street
West, Suite 2850, P.O. Box 104, Toronto, Ontario, M5X 1A1.

Item 2.	Date of Material Change

March 11th, 2003.

Item 3.	Press Release

The Press Release was sent on March 11th, 2003 through CCN Matthews --
Toronto, Ontario.

Item 4.	Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5.	Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6.	Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.	Omitted Information

No information has been omitted in respect to the material change.

Item 8.	Senior Officer

Mr. John Vooglaid, Vice-President, Finance and Secretary Trasurer, [416] 364-
8788.

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED	at Toronto, this 18th, day of March, 2003.

NCE PETROFUND

John Vooglaid,
Vice-President, Finance
and Secretary-Treasurer.

NCE Petrofund announces plans to internalize management and consolidate operations in Calgary

Calgary, March 10, 2003 - NCE Petrofund (TSX:NCF.UN; AMEX:NCN) ("Petrofund") today announced plans to internalize its management structure and, effective January 1, 2003, eliminate all related management, acquisition and disposition fees payable to Petrofund's manager, NCE Petrofund Management Corp. (the "Manager"). The transaction is subject to unitholder and regulatory approval.

The decision to eliminate management fees and internalize management was made in response to recent changes in the oil and gas royalty trust sector. This transaction has been structured such that it is accretive to Petrofund's net asset value, cash flow and distributions. As part of this transaction, Petrofund's management will be consolidated in Calgary. This consolidation is expected to reduce future general and administrative costs. As well, Petrofund's corporate governance will be enhanced through this transaction.

Transaction Summary

The internalization transaction will cost approximately $29 million (all figures are in Canadian dollars), subject to adjustment as described below, and will be effected in the following manner:

  Prior to the closing, the Manager will acquire NCE Management Services Inc. (which employs all of the individuals who provide services to Petrofund on behalf of the Manager).

  At the closing, NCE Petrofund Corp. ("NCEP"), the operating entity of Petrofund, will purchase all of the issued shares of the Manager from Petro Assets Inc. ("PAI") for $23.6 million, subject to adjustment. PAI is owned by the Driscoll Family Trust (a trust established for the family of John F. Driscoll, Chairman and Chief Executive Officer of NCEP).

  The purchase price for the shares of the Manager will be satisfied by the issuance of 1,939,147 exchangeable shares of NCEP ("Exchangeable Shares"). Initially, each Exchangeable Share will be exchangeable into one unit of Petrofund (a "Unit"), subject to adjustment to reflect distributions paid on each Unit after the date of closing. Each Unit or Exchangeable Share is valued at $12.1703, representing the weighted average trading price of the Units over the 10 trading days, ending on March 4, 2003 on the Toronto Stock Exchange.

  At closing NCEP will pay $3.4 million in cash to fund the repayment of indebtedness owing by the Manager and will pay an aggregate of $2 million to certain senior executives of the Manager to satisfy obligations of NCE Management Services Inc. arising out of the internalization transaction. The payment to the executives will be comprised of $780,000 in cash and 100,244 Units, subject to adjustment.

Forty percent of the original number of Exchangeable Shares to be issued to PAI and all of the Units to be issued to certain senior executives will be deposited in escrow for release in equal instalments over a period of twenty (20) consecutive calendar quarters. The Exchangeable Shares owned by PAI and held in escrow will be subject to forfeiture in certain circumstances.

Following the closing, John F. Driscoll will remain Chairman of the Board of NCEP. Jeffery E. Errico will continue as President and will also be appointed Chief Executive Officer of NCEP and Vince P. Moyer, Jeffrey D. Newcommon and Glen C. Fischer will continue as Senior Vice-President of Finance, Senior Vice-President of Land and Exploration and Senior Vice-President of Operations of NCEP, respectively.

NCEP intends to negotiate mutually satisfactory long-term employment agreements with Errico, Newcommon, Moyer and Fischer as soon as practicable. As part of the transaction Driscoll will enter into an agreement with NCEP, pursuant to which he will agree to act as Chairman of the Board of Directors of NCEP for a five-year period, subject to annual re-election by Petrofund's unitholders.

Following the closing of the transaction, Petrofund's operations will be consolidated and managed from NCEP's Calgary office. To ensure an orderly transition of the services currently provided by the Manager through its Toronto office, upon closing of the transaction, Sentry Select Capital Corp. (currently, an affiliate of the Manager in which Driscoll owns a controlling interest) will enter into an agreement, effective January 1, 2003, to provide certain of these services to Petrofund and NCEP at its cost until December 31, 2003, subject to a maximum cost of $2 million. After December 31, 2003, Sentry Select will no longer provide such services.

Special Committee

A Special Committee, comprised of all of the independent directors of NCEP, considered, reviewed and negotiated the internalization transaction on behalf of Petrofund. The Special Committee is composed of Frank Potter (Chair), Peter Thomson and Sandra Cowan. Over a period of eight months the Special Committee evaluated a number of options and various alternatives to the proposed internalization transaction. The Special Committee retained the services of CIBC World Markets Inc. to provide independent financial advice on the proposed transaction and an opinion on the fairness, from a financial point of view, to Petrofund of the consideration payable in respect of the internalization transaction.

Unitholder Benefits

The directors and management of NCEP believe that the benefits of the internalization transaction to unitholders of Petrofund include the following:

  the internalization transaction has been structured to be accretive to Petrofund's net asset value, distributions and cash flow;

  the ongoing management structure of Petrofund will be streamlined and consolidated in Calgary, which is expected to reduce future general and administrative costs;

  by eliminating the fees currently payable to the Manager and consolidating Petrofund's management and administration, the long-term operating cost structure of Petrofund will be improved;

  Petrofund's governance structure will be improved, with unitholders having the right to designate at Petrofund's annual meetings all of the nominees to be elected directors of NCEP. Currently, the Manager has the right to designate three (out of six) nominees;

  following the completion of the internalization transaction, all directors of NCEP, with the exception of Driscoll and Errico, will be unrelated to management. It is intended that board committees, overseeing audit, human resources and compensation, governance and reserves, will be established consisting solely of directors unrelated to management;

  the transaction may enhance the attractiveness of the Units to a wider range of potential investors and hence, expand the investor base and lower the cost of capital; and

  increasing management's ownership interest in Petrofund will further align the interests of unitholders and management. After effecting the internalization transaction, officers and directors of NCEP and their associates and affiliates will own, directly or indirectly, approximately four percent of the outstanding Units (assuming conversion of all Exchangeable Shares).

Views of the Special Committee

The Special Committee recommended unanimously that the board of directors of NCEP submit the internalization transaction to unitholders for approval on the terms proposed. The Special Committee concluded that the consideration payable in respect of the transaction is fair and reasonable, and that the transaction will be accretive to Petrofund. The Special Committee believes that internalization is in the best interests of the unitholders in that it:

  facilitates the reduction of the overall future cost structure of Petrofund through the elimination of third party management fees and the consolidation of management and administration in Calgary; and

  permits Petrofund's governance structure to be revised to reflect current "best practices", by separating the offices of Chairman of the Board and Chief Executive Officer, establishing a board of directors comprised of a majority of directors unrelated to management and creating board committees comprised exclusively of directors unrelated to management.

Board of Directors Recommendations

The Board of Directors of NCEP reviewed the recommendations of the Special Committee and agreed unanimously that the internalization transaction is in the best interests of Petrofund and its unitholders and recommended that the unitholders vote in favour of the internalization transaction at the meeting of the unitholders.

Unitholder Meeting

The transaction will have an effective date of January 1, 2003 and is expected to be completed on or about April 30, 2003, subject to unitholder and regulatory approvals. An annual and special meeting of unitholders of Petrofund has been called for April 16, 2003, at which time the unitholders will be asked to approve the internalization transaction. The transaction requires approval by unitholders holding at least 66-2/3 percent of the Units represented at the meeting, excluding the Units held by PAI and its principals, and the senior officers of NCEP.

As well, unitholders will be asked to designate the following individuals as nominees for election as directors of NCEP effective following the completion of the internalization transaction: Sandra Cowan, John Driscoll, Frank Potter and Peter Thomson, all of whom are currently directors of NCEP, and Jeffery Errico (President of NCEP) and James Allard (formerly Vice-President of Amoco Corporation), who are being nominated for the first time. As well, the Special Committee is in the process of considering an additional Calgary-based oil and gas executive to act as an independent director of NCEP.

Details relating to the internalization transaction and other matters to be acted upon at the meeting of unitholders will be mailed to unitholders on or about March 17, 2003.

Conference Call

Petrofund will be conducting a conference call for interested analysts, brokers, investors and media representatives about the proposed transaction at 11:00 a.m. (Eastern Standard Time) on Tuesday, March 11, 2003.

All those wishing to participate may dial (416) 695-5806 or (800) 273-9672 a few minutes prior to the start of the conference call and request the Petrofund conference call. The call will also be available for replay until March 25, 2003 by dialing (416) 695-5800 or (800) 408-3053 and entering pass code 1390337.

Petrofund

Petrofund is a royalty trust that acquires and manages producing oil and gas properties in Western Canada. Petrofund derives its income from these properties and distributes the resulting cash flow monthly to unitholders. Petrofund is one of the oldest and most experienced oil and gas royalty trusts in Canada. Petrofund began its first full year of operations in 1989. It trades on the Toronto Stock Exchange under the symbol NCF.UN. It is also the first Canadian royalty trust to list in the United States. It trades on the American Stock Exchange under the symbol NCN.

Disclaimer

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy Units in the United States, or any province or territory of Canada, nor shall there be any sale of Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, Petrofund claims the protection of the safe harbour for forward-looking statements provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. Petrofund cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what Petrofund currently foresees. Discussion of the various factors that may affect future results is contained in Petrofund's recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Contact Information

For dealer, media and analyst enquiries, please contact Chris Dutcher at (403) 218-8625.
For Investor Services, please call (416) 364-9297 or 1-888-739-4623.
e-mail: info@nceresources.com
website: www.nceresources.com